UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of April, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts:
Investor Relations	Rob Morton	Tara Humphreys
IONA	Corporate Communications	Corporate Communications
(781) 902-8000	IONA	IONA
ir@iona.com	(781) 902-8139	(353) 1-637-2146
	robert.morton@iona.com	tara.humphreys@iona.com

IONA REPORTS Q1 2005 RESULTS

DUBLIN, Ireland & WALTHAM, Mass. – April 14, 2005 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced first quarter revenues of $16.3 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported net income of $0.00 per share.

“In a challenging environment, I’m pleased to report that the overall results of the first quarter are in line with the company’s stated guidance, and are indicative that IONA is continuing its move in the right direction,” said Chris Horn, vice-chairman and co-founder, IONA. “IONA had eight Artix customers in Q1, bringing to 40 the company’s total Artix customers worldwide. We continue to see increasing Artix demand from new customers as well as from our extensive CORBA installed base. Although Artix is a relatively new product in a new market, I am pleased with the overall Artix adoption rate.”

“The Enterprise Service Bus (ESB) market segment, nascent less than 15 months ago, has evolved to one of high visibility and accelerating growth today. Driving this growth is a steady movement toward SOA projects, for which ESBs are essential infrastructure. With the recent introduction of Artix™ 3.0, IONA’s extensible ESB, we further demonstrated that IONA uniquely meets the complex integration requirements of large enterprises. With a customer base of satisfied Global 2000 companies, we are confident that Artix is on the right path to become a significant and growing part of our revenues,” added Peter Zotto, CEO, IONA. “But even as we see a growing positive response for Artix from customers, prospects and partners, we value IONA’s role and responsibilities as the industry steward of CORBA®. Our CORBA stewardship continues to drive high levels of cash flow, which we invest as appropriate, to deliver ever increasing value to our customers and shareholders.”

HIGHLIGHTS

•	Successfully launched version 3.0 of Artix

•	Entered into a strategic marketing relationship with Sun Microsystems, further strengthening the Artix ecosystem

•	Completed 8 Artix transactions in Q1

•	Generated 8% year-over-year product revenue growth

•	Strengthened Senior Management Team through the appointment of Stephanos Bacon, vice president, Product Development

•	Ended Q1, 2005 with a cash and marketable securities balance of $54.7 million

“IONA has established a highly leverageable business model, a cash generative CORBA business, a growing Artix business, an efficient cost base, and a strong balance sheet that exceeded our expectations for the quarter,” said Dan Demmer, CFO, IONA. “These attributes allow the company to make targeted and selective investments in our business and deliver sustainable performance.”

Looking Forward

IONA expects total revenues for Q2 2005 to be in the range of $16 — $17 million. The company expects total expenses for the second quarter 2005, including both cost of revenue and operating expenses, to be in the range of $16 — $17 million.

Conference Call

IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s first quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 566-1195 or (210) 234-5931. The conference call will also be available via webcast at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 262-4969 or (402) 220-9710 until April 29, 2005.

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. Customers use Artix to incorporate current IT assets into valuable new business applications through enterprise-class, standards-based connectivity.

With its partners, IONA can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost reduction efforts; the launch and acceptance of IONA’s high-performance integration software products; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Income
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31, 2005	March 31, 2004
	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$7,688	$7,100
Service revenue	8,630	9,755

Total revenue	16,318	16,855
Cost of revenue:
Cost of product revenue	53	82
Cost of service revenue	2,915	3,134

Total cost of revenue	2,968	3,216

Gross profit	13,350	13,639
Operating expense:
Research and development	4,008	4,559
Sales and marketing	7,160	6,834
General and administrative	2,051	2,138
Amortization of other non-current assets	137	152
Restructuring	(97)	0

Total operating expenses	13,259	13,683
Income (loss) from operations	91	(44)
Interest income, net	168	120
Net exchange gain	8	214

Income before provision for income taxes	267	290
Provision for income taxes	160	100

Net income	$107	$190

Net income per ordinary share and per ADS
Basic	$0.00	$0.01
Diluted	$0.00	$0.01
Pro forma basic	$0.00	$0.01
Pro forma diluted	$0.00	$0.01

Shares used in computing net income per ordinary share and per ADS (in thousands)
Basic	34,938	34,310
Diluted	36,608	36,716
Pro forma basic	34,938	34,310
Pro forma diluted	36,608	36,716

IONA Technologies PLC
Pro Forma Statements of Income
Impact of Pro Forma Adjustments on Pro Forma Net Income
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	March 31, 2005			March 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$16,318	0	$16,318	$16,855	0	$16,855
Cost of revenue	2,968	0	2,968	3,216	0	3,216
Gross profit	13,350	0	13,350	13,639	0	13,639
Research and development	4,008	0	4,008	4,559	(20)	4,539
Sales and marketing	7,160	0	7,160	6,834	0	6,834
General and administrative	2,051	0	2,051	2,138	0	2,138
Amortization of other non-current assets	137	(137)	0	152	(152)	0
Restructuring	(97)	97	0	0	0	0

Total operating expenses	13,259	(40)	13,219	13,683	(172)	13,511
Income (loss) from operations	91	40	131	(44)	172	128
Income before provision for income taxes	267	40	307	290	172	462
Provision for income taxes	160	0	160	100	0	100
Net income	$107	40	$147	$190	172	$362
Net income per ordinary share and per ADS
Basic	$0.00	$0.00	$0.00	$0.01	$0.00	$0.01
Diluted	$0.00	$0.00	$0.00	$0.01	$0.00	$0.01
Shares used in computing net income per ordinary share and per ADS (in thousands)
Basic	34,938		34,938	34,310		34,310
Diluted	36,608		36,608	36,716		36,716

(1)	Adjusted to exclude amortization of other non-current assets of $137,000 and restructuring of ($97,000) for the three months ended March 31, 2005.

(2)	Adjusted to exclude stock-based compensation of $20,000 and amortization of other non-current assets of $152,000 for the three months ended March 31, 2004.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2005	2004
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,750	$25,096
Restricted cash	495	3,495
Marketable securities	31,489	31,324
Accounts receivable, net of allowance for doubtful accounts of $1,086 at March 31, 2005 and $1,073 at December 31, 2004	11,485	12,912
Prepaid expenses and other assets	1,940	2,827

Total current assets	68,159	75,654
Property and equipment, net	4,613	4,851
Other non-current assets, net	302	441

Total assets	$73,074	$80,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,340	$2,602
Accrued payroll and related expenses	4,243	5,534
Other accrued liabilities	8,844	14,254
Deferred revenue	19,779	21,179

Total current liabilities	35,206	43,569
Other non-current liabilities	2,230	2,415
Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 shares authorized; 35,042,989 and 34,803,601 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively	97	96
Additional paid-in capital	495,405	494,837
Accumulated deficit	(459,864)	(459,971)
Total shareholders’ equity	35,638	34,962

Total liabilities and shareholders’ equity	$73,074	$80,946

###

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: April 14, 2005	By:	/s/ Daniel Demmer
Daniel Demmer
Chief Financial Officer